SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Novume Solutions, Inc.
(Name of Issuer)

Common Stock, par value 0.0001 per share
(Title of Class of Securities)

67012D106
(CUSIP Number)

Thomas A Rose, Esq. Sichenzia Ross Ference Kesner LLP 1185 Avenue of the Americas New York, New York 11036 (212) 930-9700
(Name, address and telephone number of person authorized to receive notices and communications)

August 28, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 67012D106	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Chandra (C.B.) Brechin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	830,428
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	830,428 (2)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,428 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0 (2)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 3 below.

(2)	See Item 5 below.

CUSIP No. 67012D106	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, $0.0001 par value per share (“Common Shares”) of Novume Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151.

ITEM 2. Identity and Background.

(a) – (c) This Statement is filed by Chandra (C.B.) Brechin. Mr. Brechin’s address is 7020 Dorsey Road, Bldg C. Hanover MD 21076. As of August 28, 2017, Mr. Brechin served as an executive of Brekford Traffic Safety, Inc., a wholly owned subsidiary of the Issuer prior to the Mergers as set forth below in Item 3.

(d) - (e) During the last five years, Mr. Brechin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Brechin is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Common Shares were issued in connection with the closing of the merger transactions on August 28, 2017 (the “Mergers”) contemplated by that certain Second Amended Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 12, 2017, by and among the Issuer, KeyStone Solutions, Inc., Brekford Traffic Safety, Inc. (“Brekford”), Brekford Merger Sub, Inc., and KeyStone Merger Sub, LLC, as reported by the Issuer in its Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2017. In connection with the Mergers, the Issuer issued the Common Shares to Mr. Brechin in exchange for his Brekford common shares in the ratio set forth in the Merger Agreement.

ITEM 4. Purpose of Transaction.

As a result of the closing of the Mergers, Mr. Brechin exceeded 5% beneficial ownership of Common Shares of the Issuer necessitating the filing of this Schedule 13D.

Mr. Brechin reserves the right to purchase additional Common Shares or to dispose of Common Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

Except as described above, Mr. Brechin presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Mr. Brechin holds directly 830,428 Common Shares of the Issuer. Mr. Brechin may be deemed to be the beneficial owner with sole voting and dispositive power of 830,428 shares of Common Stock, or 6.0% of the class of securities.

CUSIP No. 67012D106	SCHEDULE 13D	Page 4 of 5 Pages

The calculation of percentage ownership is based on 13,933,991 shares of Common Shares outstanding as of the closing of the Mergers on August 28, 2017, as reported by the Issuer’s Transfer Agent on August 31, 2017.

(c) During the last 60 days, the following issuances of the Issuer’s Common Shares were made to Mr. Brechin in connection with the Mergers:

Trade Date	Common Shares Acquired	Price Per Share ($)
8/28/2017	830,428	N/A – Exchanged for Brekford Common Shares in the Mergers pursuant to the Merger Agreement

(d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. Brechin and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:September 7, 2017	By:	/s/ Chandra (C.B.) Brechin
Chandra (C.B.) Brechin